SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
FORM U-6B-2

Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by
ENERGY EAST CORPORATION

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of security or securities.

Revolving Demand Notes.

2.  Issue, renewal or guaranty.

Issues.

3.  Principal amount of each security.
Issued By	Issued To	Principal Amount and Consideration Received	Ending Balance	Annual Interest Rate	Date of Maturity
Carthage Energy	Cayuga Energy	$1,356,200	$1,651,715	Prime plus 2%	On Demand
South Glens Falls Energy	Cayuga Energy	$3,285,000	$5,142,580	Prime plus 2%	On Demand
Berkshire Propane, Inc.	Berkshire Energy Resources	$600,000	$5,616,902	2.82%	On Demand
CNE Energy Services Group, Inc.	Connecticut Energy Corporation	$15,386,783	$5,136,482	LIBOR plus .75%	Various dates up to one month
Griffith Oil Company	JPMorgan Chase Bank	$28,500,000	$6,750,000	Prime	On Demand
Griffith Oil Company	JPMorgan Chase Bank	$4,000,000	$4,000,000	LIBOR	On Demand
Energetix, Inc.	JPMorgan Chase Bank	$35,250,000	$8,150,000	Prime	On Demand

4.  Rate of interest per annum of each security.

See the information provided in the table in Item 3.

5.  Date of issue, renewal or guaranty of each security.

Various dates between January 1, 2003, and March 31, 2003.

6.  If renewal of security, give date of original issue.

Not Applicable.

7.  Date of maturity of each security.

See the information provided in the table in Item 3.

8.  Name of person to whom each security was issued, renewed or guaranteed.

See the information provided in the table in Item 3.

9.  Collateral given with each security, if any.

None

10.  Consideration received for each security.

See the information provided in the table in Item 3.

11.  Application of proceeds of each security.

General corporate purposes.

12.  Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a.  the provisions contained in the first sentence of Section 6(b)  ___
b.  the provisions contained in the fourth sentence of Section 6(b) ___
c.  the provisions contained in any rule of the Commission other than Rule U-48  X

13.  Not Applicable.

14.  Not Applicable.

15.  If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52.

Date: May 16, 2003	ENERGY EAST CORPORATION
By: /s/Robert D. Kump Robert D. Kump Vice President, Treasurer & Secretary